

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 24, 2008

Mr. Otto C. Schwethelm
Chief Financial Officer
Tesoro Corporation
300 Concord Plaza Drive
San Antonio, Texas 78216

> **Re: Tesoro Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-03473**

Dear Mr. Schwethelm:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director